United States securities and exchange commission logo





                              June 15, 2023

       Shangzhao Hong
       Chief Executive Officer
       Creative Global Technology Holdings Ltd
       Unit 03, 22/F, Westin Centre
       26 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Creative Global
Technology Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 5,
2023
                                                            CIK No. 0001967822

       Dear Shangzhao Hong:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 5, 2023

       PRC Related Regulations Related to this Offering, page 11

   1. We note your response to comments 8 and 14 and reissue in part. We acknowledge your new disclosure stating
that according to "the legal advice" of JunHe LLP. Please clarify, if true, whether you have
received an opinion of counsel from JunHe LLP. If you have not relied upon an opinion
of counsel with respect to your conclusions, state as much and explain why such an
opinion was not obtained.
 Shangzhao Hong
FirstName  LastNameShangzhao  Hong Ltd
Creative Global Technology Holdings
Comapany
June       NameCreative Global Technology Holdings Ltd
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
        You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Lan Lou